Exhibit 8.1

List of Principal Subsidiaries and Affiliated Entities

Subsidiaries	Place of Incorporation
Hundreds of Mountains Limited	BVI
Witty Digital Technology Limited	Hong Kong
Beijing Liangzizhige Technology Co., Ltd.	PRC
QuantaSing International Limited	Cayman Islands
Kelly’s Investments Limited	BVI
KELLY’S EDUCATION LIMITED	Hong Kong

Affiliated Entities	Place of Incorporation
Feierlai (Beijing) Technology Co., Ltd.	PRC
Beijing Denggaoerge Network Technology Co., Ltd.	PRC
Beijing Shijiwanhe Information Consultancy Co., Ltd.	PRC